FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Corporate Affairs Australia 800 Bourke Street, Docklands Victoria 3008 Australia

News Release
Tuesday, 28 February 2006

Commission certifies new NAB Enterprise Agreement

National Australia Bank today announced it has certified a new three-year Enterprise Agreement in the Australian Industrial Relations Commission (AIRC).

The announcement comes after 88 per cent of NAB employee votes cast were in favour of the new Enterprise Agreement in a ballot held last week.

Chief Executive Officer Australia, Ahmed Fahour, said the new agreement provides significant benefits for employees and would assist the company in the next phase of its turnaround plan.

“The new agreement is a major step in the integration of our organisation - aligning core terms and conditions across our businesses.”

The NAB Enterprise Agreement 2006 – 2009 covers all employees, including NAB and MLC staff, formerly covered by separate agreements.

The package offers a combination of fixed pay increases up to 4% per annum over three years for many employees, a special share scheme and industry leading superannuation of 10%.  It also provides increased support, choice and flexibility to help employees better balance work and personal commitments through improved parental leave provisions, salary averaging options and increased salary packaging.

“The new agreement demonstrates a real re-investment in our people, while still being affordable,” Mr Fahour said.  “It will provide our employees with certainty around terms and conditions over the next three years as we move forward in our strategy to re-ignite the business and become truly competitive.”

For further information, please contact:

Jacqui Davis	Brandon Phillips
Corporate Affairs Manager, People & Culture	Group Manager, External Relations

T

03 8634 0954

T

03 8641 3857

M

0419 166 237

M

0419 369 058

Hany Messieh
Head of Investor Relations
T	03 8641 2312
M	0414 446 876

National Australia Bank Limited ABN 12 004 044 937

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •28 February 2006	Name: Brendan T Case
Title: Associate Company Secretary